UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 25 October 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Issued by Harmony Gold
Mining Company Limited

25 October 2013

For more details contact:

Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)
+27 (0) 11 411 2037 (office)
Frank Abbott
Financial Director
+27 (0) 11 411 2011 (office)
+27 (0) 82 800 4290 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Harmony publishes its annual reports and Notice of Annual General
Meeting
Johannesburg: Friday, 25 October 2013: Harmony Gold Mining Company Limited
(‘Harmony’) is pleased to announce that it has today published its suite of reports for the financial year ended 30 June 2013.
The Integrated Annual Report, together with the notice of the Annual General
Meeting, was posted to shareholders today.
The annual financial statements include an immaterial change related to the completion of the accounting for the Rand Refinery (Pty) Ltd investment as an associate. This change only impacted the balance sheet, increasing both total equity and investment in associate balances by R5 million. There was no change to the income statement and cash flow statement.
Apart from this change, there are no further modifications to the results for the year ended 30 June 2013 which were published on 14 August 2013 and therefore no abridged report will be published.
PricewaterhouseCoopers Inc audited the annual financial statements and their unqualified report is available for inspection at the registered office of the Company.
The Annual General Meeting of the company will be held at the Hilton Hotel, 138
Rivonia Road, Sandton, Johannesburg, South Africa, on Thursday, 5 December
2013, at 11:00 (SA time) to transact the business as stated in the notice of the
Annual General Meeting.
The reports for 2013 referred to in this statement as well as additional detailed information on Harmony, including its regulatory filings, press releases, stock exchange announcements and quarterly reports are available on the company’s website at www.harmony.co.za/investors
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 25, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director